UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 13, 2017

WOLVERINE BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-35034	27-3939016
(State or Other Jurisdiction)	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification No.)

5710 Eastman Avenue, Midland, Michigan	48640
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:     (989) 631-4280

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01	Entry into a Material Definitive Agreement

On June 13, 2017, Wolverine Bancorp, Inc. (“Wolverine Bancorp”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Horizon Bancorp (“Horizon”), an Indiana corporation. Pursuant to the Merger Agreement, Wolverine Bancorp will merge with and into Horizon, with Horizon as the surviving corporation (the “Merger”). Immediately following the Merger, Wolverine Bank, a federally chartered savings bank and wholly-owned subsidiary of Wolverine Bancorp, will merge with and into Horizon Bank, National Association, the wholly-owned national bank subsidiary of Horizon (“Horizon Bank”), with Horizon Bank as the surviving bank. The Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The boards of directors of each of Horizon and Wolverine Bancorp have approved the Merger and the Merger Agreement. Subject to the approval of the Merger by Wolverine Bancorp’s shareholders, regulatory approvals, and other customary closing conditions, the parties anticipate completing the Merger at the end of the third or early in the fourth quarter of 2017.

Upon completion of the Merger, each share of common stock of Wolverine Bancorp will be converted into the right to receive $14.00 per share in cash and 1.0152 shares of Horizon common stock. Based on Horizon’s June 13, 2017 closing price of $27.50 per share as reported on the NASDAQ Global Select Market, the implied price per share of Wolverine Bancorp’s common stock would be $41.92 for an estimated transaction value of $91.8 million.

All of the members of the board of directors and the executive officers of Wolverine Bancorp and Wolverine Bank, in their capacity as shareholders, have entered into a voting agreement pursuant to which they have agreed to vote their shares of Wolverine Bancorp common stock in favor of the approval and adoption of the Merger Agreement and the Merger. A copy of the voting agreement is attached to the Merger Agreement and is also included with this Current Report on Form 8-K as Exhibit 10.1 and incorporated by reference herein. In addition, pursuant to the Merger Agreement and subject to certain terms and conditions, the board of directors of Wolverine Bancorp has agreed to recommend the approval and adoption of the Merger Agreement and the Merger to the Wolverine Bancorp shareholders and will solicit proxies voting in favor of the Merger Agreement and Merger from Wolverine Bancorp’s shareholders.

The Merger Agreement contains representations, warranties, and covenants of Wolverine Bancorp and Horizon including, among others, covenants requiring Wolverine Bancorp (i) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger or the earlier termination of the Merger Agreement, and (ii) to refrain from engaging in certain kinds of transactions during such period. In addition, Wolverine Bancorp has agreed not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combinations.

The Merger Agreement also provides for certain termination rights for both Horizon and Wolverine Bancorp, and further provides that upon termination of the Merger Agreement under certain circumstances, Wolverine Bancorp will be obligated to pay Horizon a termination fee of $3.539 million. Also, Wolverine Bancorp may terminate the Merger Agreement if, during the five-day period following the receipt of all approvals and consents necessary for consummation of the Merger, both (i) the average daily closing sales prices of a share of Horizon common stock during the 15 consecutive trading days (counting only days on which shares actually traded on the NASDAQ Global Select Market) before the date of receipt of the approvals and consents is less than $23.02, and (ii) Horizon’s share price declines by an amount that is at least 15% greater than the corresponding price decline in the SNL Small Cap U.S. Bank and Thrift Index.

As referenced above, the consummation of the Merger is subject to various conditions, including (i) receipt of the requisite approval of the Merger Agreement and Merger by the shareholders of Wolverine Bancorp, (ii) receipt of all required regulatory approvals, (iii) the absence of any law or order prohibiting the closing of the Merger, (iv) the effectiveness of the registration statement to be filed by Horizon with the Securities and Exchange Commission (the “SEC”) with respect to the Horizon common stock to be issued in the Merger, and (v) Wolverine Bancorp’s consolidated shareholders’ equity as of the end of the month prior to the effective time of the Merger, after certain adjustments, must not be less than $62.8 million. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants.

Eric P. Blackhurst, a current director of Wolverine Bancorp, will be appointed to the boards of directors of Horizon and Horizon Bank effective as of the closing of the Merger, subject to the terms of the Merger Agreement.

The foregoing description of the Merger Agreement and the Voting Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, and incorporated by reference.

Cautionary Statement Regarding Representations and Warranties

The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the execution of the Merger Agreement discussed in Item 1.01 above, on June 13, 2017, Wolverine Bancorp, Wolverine Bank, Horizon and Horizon Bank entered into a mutual termination of employment agreement with each of David H. Dunn, President and Chief Executive Officer of Wolverine Bancorp, and Rick A. Rosinski, Chief Operating Officer, Treasurer and Secretary of Wolverine Bancorp, which provides that each executive’s employment agreement will terminate on the closing date of the Merger and Wolverine Bancorp and/or Wolverine Bank will make a lump sum cash payment to the executive on the same date. The amounts payable under the mutual termination of employment agreements are equal to the following amounts: Mr. Dunn - $1,037,218; and Mr. Rosinski - $443,830, less applicable tax withholding, provided, however, that these payments may be reduced by the minimum amount necessary to avoid adverse tax consequences under Section 280G of the Internal Revenue Code of 1986, as amended. These payments are also conditioned upon Messrs. Dunn and Rosinski entering into a release agreement as of the closing date of the Merger.

The foregoing description of the mutual termination of employment agreements is qualified in its entirety by reference to the mutual termination of employment agreements attached hereto as Exhibits 10.2 and 10.3 of this Current Report on Form 8-K, and is incorporated by reference into this Item 5.02.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of Wolverine Bancorp and Horizon. For these statements, Wolverine Bancorp and Horizon claim the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this communication should be considered in conjunction with the other information available about Wolverine Bancorp and Horizon, including the information in the filings each make with the SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include risk factors relating to the banking industry and the other factors detailed from time to time in Horizon’s and Wolverine Bancorp’s reports filed with the Securities and Exchange Commission, including those described in their Forms 10-K and the following: the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Horizon and Wolverine Bancorp operate; the ability to promptly and effectively integrate the businesses of Horizon Bank and Wolverine Bank; the reaction of the companies’ customers, employees and counterparties to the transaction; and the diversion of management time on Merger-related issues. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Wolverine Bancorp does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.

Important Additional Information for Shareholders and Where to Find It

This communication is being made with respect to the proposed transaction involving Horizon and Wolverine Bancorp. This material is not a solicitation to vote or approval of the Wolverine Bancorp shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Wolverine Bancorp may send to its shareholders in connection with the proposed Merger.

In connection with the proposed Merger, Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Wolverine Bancorp and a Prospectus of Horizon (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents Horizon and Wolverine Bancorp have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain copies of these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings” and from Wolverine Bancorp at www.wolverinebank.com under the tab “– Investor Relations – SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Horizon upon written request to Horizon Bancorp, Attn: Dona Lucker, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360, or by calling (219) 874-9272, or from Wolverine Bancorp upon written request to upon written request to Wolverine Bancorp, Inc., attention: Rick A. Rosinski, Chief Operating Officer, 5710 Eastman Avenue, Midland, Michigan 48460 or by calling (989) 631-4280. The information available through Horizon’s and Wolverine Bancorp’s websites is not and shall not be deemed part of this Current Report on Form 8-K or incorporated by reference into other filings Horizon or Wolverine Bancorp makes with the SEC.

Horizon and Wolverine Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wolverine Bancorp in connection with the proposed Merger. Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in the proxy statement for Horizon’s 2017 annual meeting of shareholders, as filed with the SEC on March 17, 2017. Information about the directors and executive officers of Wolverine Bancorp is set forth in Wolverine Bancorp’s Annual Report on Form 10-K filed with the SEC on March 31, 2017, and in the proxy statement for Wolverine Bancorp’s 2017 annual meeting of shareholders, as filed with the SEC on April 17, 2017. Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits

(a)     Financial Statements of Businesses Acquired. Not applicable

(b)     Pro Forma Financial Information. Not Applicable

(c)     Shell Company Transactions. Not Applicable

(d)     Exhibits:

Exhibit No.	Description
2.1*	Agreement and Plan of Merger by and among Horizon Bancorp and Wolverine Bancorp, Inc., dated June 13, 2017
10.1	Voting Agreement dated June 13, 2017
10.2	Termination of Employment Agreement, dated June 13, 2017, by and among David H. Dunn, Wolverine Bancorp, Wolverine Bank, Horizon and Horizon Bank
10.3	Termination of Employment Agreement, dated June 13, 2017, by and among Rick A. Rosinski, Wolverine Bancorp, Wolverine Bank, Horizon and Horizon Bank

*

Wolverine Bancorp has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. Wolverine Bancorp will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WOLVERINE BANCORP, INC.

DATE: June 19, 2017	By:	/s/David H. Dunn
David H. Dunn
President and Chief Executive Officer